SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2004

                           ---------------------------

                                  OCEAN RIG ASA
                               OCEAN RIG NORWAY AS
                                 OCEAN RIG 1 AS
                                 OCEAN RIG 2 AS
           (EXACT NAME OF EACH REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                 NOT APPLICABLE
                (TRANSLATION OF REGISTRANTS' NAMES INTO ENGLISH)

                           --------------------------

                               KOPPHOLEN 4 (FORUS)
                                 NO-4313 SANDNES
                                     NORWAY
                               011-47-51-96-90-00
              (ADDRESS OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)


                           --------------------------

             Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                              Form 20-F [X] Form 40-F [ ]

                Indicate by check mark whether the registrant by
        furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [x]
               If "Yes" is marked, indicate below the file number
      assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 15, 2004

                                    OCEAN RIG ASA



                                    By: /s/ ERLING MEINICH-BACHE
                                       -----------------------------------------
                                        Erling Meinich-Bache
                                        Vice-President, Accounting

                                    OCEAN RIG NORWAY AS



                                    By: /s/ ERLING MEINICH-BACHE
                                       -----------------------------------------
                                        Erling Meinich-Bache
                                        Vice-President, Accounting


                                    OCEAN RIG 1 AS



                                    By: /s/ ERLING MEINICH-BACHE
                                       -----------------------------------------
                                        Erling Meinich-Bache
                                        Vice-President, Accounting


                                    OCEAN RIG 2 AS



                                    By: /s/ ERLING MEINICH-BACHE
                                       -----------------------------------------
                                        Erling Meinich-Bache
                                        Vice-President, Accounting

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES

                                  SEC FORM 6-K
                                  NOVEMBER 2004

                                TABLE OF CONTENTS

EXHIBIT
DESCRIPTION                                                       PAGES NUMBERED

Exhibit I                    Quarterly Report for the Period Ending
                             September 30, 2004...............................4

Exhibit II                   Press Release, 18 August 2004
              .              INCREASED Capital................................36

Exhibit III                  Press Release, 1 September 2004
                             STATOIL OPTION WELL                              37

Exhibit IV                   Press Release, 1 September 2004
                             NEW CONTRACT WITH BP IN Angola...................38

Exhibit V                    Press Release, 7 September 2004
                             CONTRACT WITH BP signed..........................39

Exhibit VI                   Press Release, 21 September 2004
                             OCEAN RIG REFINANCING SHORT TERM DEBT............40

Exhibit VII                  Press Release, 22 September 2004
                             INCREASED Capital................................42

Exhibit VIII                 Press Release, 29 September 2004
                             NEW BOND AT NOK 700 MILLION......................43

Exhibit IX                   Press Release, 6 October 2004
                             CONVERSION OF 7% CONVERTIBLE BOND............... 44

Exhibit X                    Press Release, 18 October 2004
                             BP OPTION EXTENDED...............................45

Exhibit XI                   Press Release, 26 October 2004
                             INCREASED CAPITAL................................46

Exhibit XII                  Press Release, 29 October 2004
                             Q3 REPORTING.....................................47

Exhibit XIII                 Press Release, 1 November 2004
                             INCREASED CAPITAL................................48

Exhibit XIV                  Press Release, 3 November 2004
                             MCB EXCHANGE OFFER...............................49

                                                                       EXHIBIT I





                                QUARTERLY REPORT
                     For the period ended September 30, 2004


                                 --------------

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES
                                 --------------



                               KOPPHOLEN 4 (FORUS)
                                  4313 SANDNES
                                     NORWAY
                               011-47-51-96-90-00






As of September 30, 2004, there were 65,794,097 shares of common stock of Ocean Rig ASA, par value NOK 10 per share, outstanding.

This quarterly report (the "Report") is being furnished to the registered holders of the 10 1/4 % Senior Secured Notes Due 2008 of Ocean Rig Norway AS, pursuant to Section 4.02 of the Indenture dated as of August 15, 1998, and to the lenders of the Floating Rate Senior Secured Loans Due 2008 of Ocean Rig Norway AS, pursuant to Section 6.01 of the Credit Agreement dated as of May 27, 1998. The Report has been filed on Form 6-K with the United States Securities and Exchange Commission.

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                 PAGE
                                                                                NUMBER


      FINANCIAL STATEMENTS AND NOTES:
      Consolidated Statements of Operations for the three and nine months ended
      September 30, 2003 and 2004................................................. 6
      Consolidated Balance Sheets as of December 31, 2003 and
      September 30, 2004.......................................................... 7
      Consolidated Statements of Cash Flows for the three and nine months ended
      September 30, 2003 and 2004................................................. 8
      Notes to Consolidated Financial Statements.................................. 9

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
           RESULTS OF OPERATIONS                                                  30




                         OCEAN RIG ASA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
         FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004


                                        Three months ended    Nine months ended
                                        ----------------------------------------
                                        September September September  September
                                           30,       30,       30,        30,
                                          2003      2004       2003      2004
                                           USD       USD       USD        USD
                                        ----------------------------------------
                                              (Amounts in thousands except
                                                  per share information)


Operating revenues:                       24,947    22,195     77,580    59,195

Operating expenses:
Salaries and other personnel expenses 5,394 7,095 12,866 18,053 Other operating and administrative
  expenses                                 6,232    17,086     24,171    29,794
Depreciation and amortization              9,979    11,685     31,526    35,738
Write down and exploration expenses            0         0    183,673    14,287
                                       ----------------------------------------

Total operating expenses                  21,606    35,866    252,235    97,872
                                       ----------------------------------------

Operating Profit/ (loss)                   3,341   (13,671)  (174,655)  (38,677)
                                       ----------------------------------------

Interest and other financial income       63,861     2,661     87,965     2,733
Interest and other financial expenses    (60,268)  (14,169)  (128,908)  (40,497)
                                       ----------------------------------------

Net financial income (loss)                3,593   (11,508)   (40,943)  (37,764)
                                       ----------------------------------------

Earnings / (Loss) before taxes             6,935   (25,179)  (215,598)  (76,441)
                                       ----------------------------------------
Taxes                                          0         0          0         0
                                       ----------------------------------------
Net income / (loss)                        6,935   (25,179)  (215,598)  (76,441)
                                       ========================================
   Basic earnings / (loss) per share        0.13     (0.39)     (4.09)    (1.18)
   Diluted earnings / (loss) per share      0.09     (0.39)     (4.09)    (1.18)
                                       ========================================




The Company has with effect from January 1, 2004, changed functional currency and reporting currency to US dollars. For further information reference is made to Note 1.

The accompanying notes are an integral part of these consolidated financial statements

                         OCEAN RIG ASA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2003 AND SEPTEMBER 30, 2004

                                                      DECEMBER  SEPTEMBER
                                                      31, 2003  30, 2004
                                                      (AUDITED) (UNAUDITED)
                                                         USD       USD
                                                      --------------------
                                                      (AMOUNTS IN THOUSANDS)
                ASSETS
                Machinery and equipment               1,093,790 1,062,728
                Long term receivables and other
                  assets                                 10,325     9,082
                                                      --------------------
                Total non-current assets              1,104,055 1,071,810
                                                      --------------------

                Current receivables                      14,092    18,659
                Restricted cash                           5,089     4,924
                Cash and cash equivalents                16,805    17,243
                                                      --------------------
                Total current assets                     35,896    40,826
                                                      --------------------

                Total assets                          1,140,041 1,112,636
                                                      ====================

                LIABILITIES AND SHAREHOLDERS' EQUITY
                Share capital                            95,903    98,036
                Other equity                            422,429   356,108
                                                      --------------------
                Total shareholders' equity              518,332   454,145
                                                      --------------------

                Pension liabilities                           0         0
                Convertible loan                        139,623   146,188
                Long-term debt                          449,294   449,295
                                                      --------------------
                Total long-term liabilities             588,918   595,483
                                                      --------------------

                Short term loan                           4,000    24,499
                Accounts payable                          6,621     7,566
                Other current liabilities                22,170    30,943
                                                      --------------------
                Total current liabilities                32,791    63,008
                                                      --------------------

                Total liabilities and shareholders'
                  equity                              1,140,041 1,112,636
                                                      ====================

The accompanying notes are an integral part of these consolidated financial statements

                         OCEAN RIG ASA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
         FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004

                                             Three months ended   Nine months ended
                                             ---------------------------------------
                                              September September September September
                                                 30,       30,       30,       30,
                                                2003      2004      2003      2004
                                                 USD       USD       USD       USD
                                              ----------------------------------------
                                                        (Amounts in thousands)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)                                 6,935  (25,179) (215,598)  (76,441)
Adjustment to reconcile net income to net cash
(used in) provided by operating activities:
Depreciation and amortization                    12,270   28,473   216,446    55,743
Sale of assets                                       92
Net unrealized foreign exchange (gain) / loss   (14,667)  (7,051)    9,722    (3,066)
Change in operating assets and liabilities:
Other current assets                             (1,873)   1,531    (1,877)   (4,567)
 Accounts payable                                 7,054   (2,641)    3,972       928
Other liabilities                                (2,248)(132,971)   (2,637)    8,962
                                              ----------------------------------------
Net cash flow (used in) provided by
 operating activities                             7,563   12,704    10,120   (18,442)
                                              ----------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES:
Change in restricted cash                        (5,651)  (1,736)   (4,860)      165
Purchase of machinery and equipment              (2,400) (17,473)   (6,569)  (18,921)
Net change in non-current receivable                565    3,343       453     3,343
                                              ----------------------------------------
Net cash flow used in investing activities       (7,486) (15,866)  (10,976)  (15,413)
                                              ----------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common shares          25     (160)    4,541         0
Net proceeds from issuance of notes and loans    (4,987)  (1,115)   (9,303)   34,348
                                              ----------------------------------------
Net cash flow provided by financing
 activities                                      (4,962)  (1,275)   (4,762)   34,348
                                              ----------------------------------------

Effect of exchange rate changes on cash             422      316    (1,043)      (55)
                                              ----------------------------------------

Net increase (decrease) in cash during the
 period                                          (4,463)  (4,121)   (6,660)      438
Cash and cash equivalents at beginning of
 period                                          17,519   21,365    19,717    16,805
                                              ----------------------------------------

Cash and cash equivalents at end of period       13,056   17,243    13,056    17,243
                                              ========================================


The accompanying notes are an integral part of these consolidated financial statements

                                  OCEAN RIG ASA
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   GENERAL

     In these unaudited interim financial statements, references to the "Company" or "Ocean Rig" are to Ocean Rig ASA as described in Note 1 to the financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003.

     The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto as of December 31, 2002 and 2003, and for the years ended December 31, 2001, 2002 and 2003 The unaudited interim financial statements have been prepared using the same principles as in previous periods as described in Note 1 to such audited financial statements.

     The financial information included herein reflects, in the opinion of the Company, all adjustments (which include normally recurring adjustments) necessary to present fairly the financial position, results of operation and cash flows for the periods presented. The results for the interim periods are not necessarily indicative of the results for the entire year.

     The financial statements have been prepared in accordance with Norwegian generally accepted accounting principles ("Norwegian GAAP"). Norwegian GAAP differs in certain respects from accounting principles generally accepted in the United States ("US GAAP"). For additional information relating to US GAAP, see
Note 10.

     All entities in the group except for Ocean Rig ASA have changed their functional currency from NOK to USD as of January 1st, 2004. Ocean Rig ASA has retained NOK as its functional currency. The entire Ocean Rig group has changed its reporting currency from NOK to USD with effect from January 1st, 2004. Accordingly, the accounts are reported in USD and all figures in this report are stated in USD unless otherwise specified. Figures relating to previous periods have been converted to USD for comparison purposes using the exchange rate (noon buying rate) at the balance sheet date for assets and liabilities. Revenues and expenses have been converted from NOK to USD on a quarterly basis applying the average exchange rate for the relevant quarter. The background for the change in functional currency is that the company's material assets are valued and financed in USD and that all of the revenues and a significantly increased proportion of the expenses are denominated in USD. Ocean Rig ASA's accounts for the first nine months of 2004 have been converted from NOK to USD applying an average exchange rate of 6.878 for revenues and expenses and an exchange rate of
6.722 (noon buying rate) at the balance sheet date for assets and liabilities. The consolidated financial statement for the first, second and third quarters of 2003 have been converted from NOK to USD for purposes of comparison using an average exchange rate of 7.056, 7.009 and 7.337 respectively for revenues and expenses and an exchange rate of 7.251, 7.258 and 7.024 respectively for assets and liabilities.

     There were no dividends declared by the Company for the unaudited interim periods presented.

2.   BASIC AND DILUTED EARNINGS/LOSS PER SHARE

     Basic earnings/loss per share calculations are based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share calculations are calculated using the weighted-average number of common shares and potentially dilutive securities outstanding during each period. The diluted share base for the three and nine months ended September 30, 2003 and September 30, 2004 excludes any incremental shares as any additional shares would be antidilutive.

3.   LONG-TERM DEBT

                                                                              SEPTEMBER 30,

    USD 1,000                                                                      2004
    ------------------------------------------------------------------------------------
    Mandatory Convertible Bonds - 2002/ 2005                                     76,472
      Less unamortized balance of conversion rights                              (2,706)
    Convertible Bonds - 2000                                                     58,465
    Convertible Bonds 2004                                                       15,605
      Less unamortized balance of conversion rights                              (1,648)
    1998 Notes and 1998 Loans                                                   350,000
    Loans USD 100 million loan
    facility                                                                     99,295
    ------------------------------------------------------------------------------------
    TOTAL LONG-TERM LIABILITIES                                                 595,483
    ------------------------------------------------------------------------------------


MANDATORY CONVERTIBLE BOND 2002/2005

     The Company issued a zero coupon long term convertible bond loan in August and September 2002 totaling NOK 669.5 million. The loan matures in whole August 22, 2005, at which time the full outstanding principal balance becomes due. The bondholders may convert the loan into shares in the company at a conversion rate of NOK 35 per share at any time during the term of the loan. The bondholders are obligated to convert outstanding bonds at the maturity date of the loan if such conversion is required by the Company, unless the Company undergoes debt negotiations or bankruptcy proceedings have been initiated. During the first 12 months of the loan, the loan ranked pari passu with all other senior unsecured debt of the Company and ahead of all subordinated debt of the Company. Thereafter, the loan became subordinated to all then existing debt of the Company, whether subordinated or not. However, the loan is ranking senior to other subordinated loans that the Company incurs after August 23, 2002.

     Subscribers in the loan also received one warrant for each new share each bondholder had the right to acquire through conversion of the Mandatory Convertible Loan at the time of issue. A total of 191,275,143 warrants were issued to subscribers in the new bond loan. The warrants became exercisable as of October 31, 2002 and 191,258,154 warrants were converted into an equal number of shares. Any unexercised warrants lapsed on October 31, 2002.

ALLOCATION OF VALUE TO WARRANTS AND CONVERSION RIGHTS:

     The Company allocated USD 7.2 million (NOK 47.8 million) to the warrants issued together with the loan and USD 4.0 million (NOK 26.8 million) to the intrinsic value of the conversion feature embedded in the loan. The total value of USD 11.2 million (NOK 74.6 million) was recorded as a reduction to the loan balance and an addition to equity and is amortized as interest expense over the term of the loan. The balance at December 31, 2003 was

USD 5.3 million (NOK 35.6 million). During first three quarters of 2004 USD 2.6 million has been amortized and recorded as other financial expense. The balance at September 30, 2004 was USD 2.7 million.

CONVERTIBLE BONDS - 2000

     In 2000, convertible bonds totalling NOK 500 million were issued. These comprise a 13% Subordinated Convertible Bond Issue 2000/2005 with a face value of NOK 200 million and an 11% Subordinated Convertible Bond Issue 2000/2005 with a face value of NOK 300 million. No security has been provided for the convertible loans. The loans and the associated interest are subordinate to all secured and senior unsecured debt of the Company pari passu with all other unsecured subordinated debt of the Company. The loan agreement imposes certain structural restrictions on the Company. The approval of the Trustee or the bondholders' meeting is required in the case of discontinuance of operations, sale of material parts of the enterprise or material change in the nature of the business, certain dividend payments, other payments to shareholders that would reduce the equity of the Company, and raising of further long-term debt in connection with the completion of the rigs.

     During August and September 2002 NOK 107 million of the NOK 500 million loans were converted to the new Mandatory Convertible Bond 2002/2005. The conversion of the NOK 107 million face value were equal to the subscription in the new Mandatory Convertible Bond of NOK 94.2 million. Further, NOK 3.2 million of accrued interest was converted to this new convertible loan. The following conversion was made:

--------------------------------------------------------------------------------------
                                                       SUBSCRIBED IN  LOAN VALUE
                               FACE VALUE  CONVERSION   MANDATORY     AFTER
                                CONVERTED    RATIO     CONVERTIBLE   CONVERSION  STRIKE
----------------------------------------------------------------------------------------
NOK 200 million 13%
convertible bond                  66,000       90%        59,400      134,000     228.3
NOK 300 million 11%
convertible bond                  41,000       85%        34,850      259,000     244.5
----------------------------------------------------------------------------------------
TOTAL CONVERTED                  107,000                  94,250      393,000
----------------------------------------------------------------------------------------


     The bondholders have the right to convert the bonds to shares in Ocean Rig ASA at any time during the period from the issue of the loan until May 25, 2005 (the redemption date of the bonds).

The loan balance at September 30, 2004 was USD 58.5 million (NOK 393.00 million).

CONVERTIBLE BONDS - 2004

     In June 2004, the Company issued a 7% convertible bond totalling NOK 104.9 million (USD 15.6 million). The 3 year senior unsecured convertible bond which matures in 2007 is convertible at NOK 19 per share and may be repurchased by Ocean Rig up to December 22nd, 2004 at a 30% premium to par value.

ALLOCATION OF VALUE TO CONVERSION RIGHTS

     The Company allocated USD 1.6 million (NOK 11.1 million) to the intrinsic value of the conversion feature embedded in the loan. The balance at September 30, 2004 was USD 1.6 million (NOK 11.1 million).

1998 NOTES AND 1998 LOANS - USD 350 MILLION

     The Ocean Rig Group has long-term debt of USD 350 million related to financing of the construction projects for Leiv Eiriksson and Eirik Raude incurred in May 1998 by Ocean Rig Norway, a wholly owned subsidiary of Ocean Rig ASA. The USD 350 million debt consists of 10 1/4% Senior Secured Notes Due 2008 (the "1998 Notes") with a face value of USD 225 million and Floating Rate Senior Secured Loans Due 2008 (the "1998 Loans") with a face value of USD 125 million. The interest rate in respect of the 1998 Loans is LIBOR + 4.75%.

     Ocean Rig ASA and the two rig companies owning Leiv Eiriksson and Eirik Raude have fully and unconditionally guaranteed the 1998 Notes and the 1998 Loans on a joint and several basis. The 1998 Notes and the 1998 Loans, which contain covenants typical in bond financing, impose certain structural restrictions on the Company. Certain material provisions of the 1998 Notes and the 1998 Loans are as follows:

     o The 1998 Loans became fully redeemable with no premium as of January 2003 and onwards. The 1998 Notes were fully redeemable from June 2003 at a premium declining from 5.125% to zero in June 2006 and onwards.

     o The 1998 Notes and the 1998 Loans are secured by a first priority charge in respect of Leiv Eiriksson and related assets and a second priority charge (subordinate to the USD 100 Million Fortis Facility, described below) in respect of Eirik Raude and related assets.

     o The holders of the 1998 Notes and the 1998 Loans have the right to require Ocean Rig Norway to purchase some or all of the outstanding 1998 Notes and 1998 Loans at 101% of the principal amount if, among other things, there is a change of control of the Company. The indenture relating to the 1998 Notes and credit agreement related to the 1998 Loans restrict, among other things, Ocean Rig Norway AS and certain of its subsidiaries', ability to:

               o    incur additional indebtedness,

               o    pay dividends or make certain other restricted payments,

               o    permit certain liens to exist on its assets,

               o sell, assign, transfer, lease, convey or otherwise dispose of substantially all of its assets, or

               o    enter into certain transactions with affiliates.

     o The indenture and credit agreement relating to the 1998 Notes and 1998 Loans contains standard events of default, including:

               o    defaults in the payment of principal, premium or interest,

               o defaults in compliance with covenants contained in the indenture,

               o cross-defaults on more than USD 10 million of other indebtedness,

               o    failure to pay more than USD 10 million of judgments, and

               o    certain events relating to Leiv Eiriksson and Eirik Raude.


FLOATING RATE LOAN FACILITY - USD 100 MILLION

     In November 2001, the Company entered into an agreement with Nordea Bank Norge and Fortis Bank (the "Fortis facility") for a six year term loan for an amount up to USD 100 million to refinance existing debt. The Fortis facility was drawn down on June 28, 2002. The loan has a six year term with final payment on February 28, 2008. The loan had originally semi-annual instalments with a balloon payment at the end of the loan term and may be prepaid at any time without penalty. The Fortis facility is secured by a first priority security in Eirik Raude and related assets.

     Interest on the Fortis facility accrued at a rate equal to LIBOR plus 2.75% up until 31 December, 2003. Thereafter, interest accrues with a variable margin of 1.75% to 2.75% depending on the rigs' contract situation and the liquidity situation of the Company. The Fortis facility includes covenants typical for bank loans, including a requirement that the Company have a minimum balance of unrestricted cash reserves and certain financial covenants such as maintaining a positive working capital and minimum value adjusted equity. Over the course of the loan, the Company has obtained certain waivers and/or amendments of certain of these covenants.

During 2003 the company further renegotiated the debt retention profile of the loan as follows:

     A) postponement of 70% of the principal instalment equal to approximately USD 4.4 million falling due in June 2003, 50% repayable over the next 9 instalments and 50% on final maturity (2003 - 2008); and

     B) postponement of 70% of the principal instalment equal to approximately USD 4.8 million falling due in December 2003, 50% repayable over the next 8 instalments and 50% on final maturity (2004 - 2008).

     In addition the company renegotiated the following:

     C) an option to request the release of cash from retention, equal to the 30% portion of the June 2003 instalment and the 30% portion of the December 2003 instalment paid into retention, totalling approximately USD 3.8 million, on April 30, 2004 provided Eirik Raude is on contract at the time. On the cash released is 50% repayable monthly over the following 14 months and 50% repayable after 14 months;

     D) a temporarily reduction in the minimum net asset value requirement from USD 150 million to USD 75 million throughout 2004; and

     E) resulting changes to the cash retention mechanism reflecting the changes in the retention profile.

During the first quarter of 2004, the Company declared the option under C) above and the USD 3.8 million was released from retention in May 2004. During the second quarter of 2004, the Company further renegotiated the debt retention profile with respect to 73% of the June and December 2004 principal instalments in a similar way to that described in A) and B) above with 50% of deferred instalments payable over the remaining instalments and 50% at final maturity in 2008.

RESTRICTED CASH

     Restricted cash relates to cash pledged as collateral for the Fortis Facility, bank guarantees, other suppliers and employee withholding tax amounts.

     Below are restricted cash items at December 31, 2003 and September 30, 2004:

                                   AS OF       AS OF
                                 DECEMBER    SEPTEMBER
                                 31, 2003    30, 2004
                                   USD         USD
                                (AMOUNTS IN THOUSANDS)
Trust Accounts (Fortis             4,397      4,170
Facility account)

Pledged as collateral for bank
guarantees to shipyards/
suppliers and other restricted       692        754
cash items
                                 ---------- ----------
TOTAL RESTRICTED CASH              5.089      4,924
                                 ========== ==========


4.   INTEREST AND OTHER FINANCIAL EXPENSES


                              THREE MONTHS ENDED         NINE MONTHS ENDED
                                 SEPTEMBER 30,             SEPTEMBER 30,
                               2003         2004          2003         2004
                               ----         ----          ----         ----
                               USD           USD           USD          USD
                            (amounts in (amounts in  (amounts in   (amounts in
                            thousands)   thousands)    thousands)  thousands)

Total interest expense        10,697       12,196        34,464       33,499
Less capitalized interest          -            -             -            -
Amortization of debt
 issuance costs                  741          214         2,336        1,240
Foreign exchange losses       47,758            0        89,746          680
Other financial expenses       1,073        1,759         2,364        5,078
                            ------------ ------------ ------------- ------------

Interest and other
 financial expenses           60,268       14,169       128,908       40,497
                            ============ ============ ============= ============


5.   DEBT ISSUANCE COSTS

     Debt issuance costs of USD 7.6 million are included in the consolidated balance sheet as of September 30, 2004 in "Long term receivables and other assets", and are amortized over the term of the related debt. At December 31, 2003, capitalized debt issuance costs were USD 8.9 million.

     Amortization expenses of USD 2.2 million and USD 3.1 million are included in "interest and other financial expenses" for the nine months ended September 30, 2003 and 2004, respectively. The same numbers for the three months ended September 30, 2003 and 2004, were USD 0.7 million and 1.6 million, respectively.

6.   DRILLING RIGS

     Ocean Rig owns and operates two semi-submersible drilling rigs, LEIV EIRIKSSON AND EIRIK RAUDE, and related equipment and spare parts. Ocean Rig entered into contracts for the outfitting of LEIV EIRIKSSON AND EIRIK RAUDE with Friede Goldman Offshore, Inc. in the United States. In addition, the Company entered into contracts for delivery of owner furnished equipment (OFE) for LEIV EIRIKSSON AND EIRIK RAUDE. The Company subsequently also entered into a contract for the completion and winterization of EIRIK RAUDE with Irving Shipbuilding, in Halifax, Nova Scotia. Construction of LEIV EIRIKSSON was completed in December 2001 and EIRIK RAUDE was completed and delivered under the drilling contract with EnCana Corporation in November, 2002.

DRILLING RIGS AND OTHER EQUIPMENT

     Ocean Rig owns and operates two semi-submersible drilling rigs, LEIV EIRIKSSON AND EIRIK RAUDE, and related equipment and spare parts. Ocean Rig entered into contracts for the outfitting of LEIV EIRIKSSON AND EIRIK RAUDE with Friede Goldman Offshore, Inc. in the United States. In addition, the Company entered into contracts for delivery of owner furnished equipment (OFE) for LEIV EIRIKSSON AND EIRIK RAUDE. The Company subsequently also entered into a contract for the completion and winterization of EIRIK RAUDE with Irving Shipbuilding, in Halifax, Nova Scotia. Construction of LEIV EIRIKSSON was completed in December 2001 and EIRIK RAUDE was completed and delivered under the drilling contract with EnCana Corporation in November, 2002.

DRILLING RIGS AND OTHER EQUIPMENT

USD `000                           EIRIK RAUDE  LEIV EIRIKSSONOTHER EQUIPMENT      TOTAL
                                           USD           USD           USD           USD

Balance at December 31, 2003            577,598       503,427        12,766     1,093,790
Investments 2004                          4,481           203           (13)        4,671
Depreciation 2004                       (18,713)      (16,985)          (35)      (35,733)
------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2004           563,366       486,645        12,718     1,062,728
==========================================================================================


7.   SHARE ISSUANCES

     On August 18, and September 22, 2004, Ocean Rig announced that investors had converted respectively 990 and 35,000 Mandatory Convertible Bonds with an aggregate nominal value of NOK 35,990,000 in the Mandatory Convertible Bond Issue 2002/2005 (ISIN NO 001015769.6) into a total of 1,028,284 ordinary shares at 35 per share. These conversions reduced the outstanding amount under the Mandatory Convertible Bond Issue from NOK 550,032,000 to NOK 514,042,000 and increased the number of ordinary shares outstanding in Ocean Rig ASA from 64,765,813 to 65,794,097.

8.   Segment information

The table below presents information about reported segments for the three and nine months ended September 30, 2003 and 2004:


                       THREE MONTH ENDED SEPTEMBER 30,         NINE MONTH ENDED SEPTEMBER 30,
                       ----------------------------------------------------------------------------
                        OFFSHORE                                OFFSHORE
                        DRILLING                                DRILLING
                       OPERATIONS    OTHER       TOTAL         OPERATIONS    OTHER      TOTAL
                       ---------------------------------       ------------------------------------
                          USD         USD         USD             USD         USD        USD
                       ---------------------------------       ------------------------------------
2003                         (AMOUNTS IN THOUSANDS)                 (AMOUNTS IN THOUSANDS)
Revenues                   24,414         532      24,947         73,100      4,480      77,580
(Loss) income before        6,491         443       6,935       (216,791)     1,193    (215,598)
taxes
Net (loss) income           6,491         443       6,935       (216,791)     1,193    (215,598)
Total assets            1,093,853       3,214   1,097,067      1,093,853      3,214   1,097,067

2004
Revenues                   22,195           -      22,195         59,195          -      59,195
(Loss) income before      (25,179)          -     (25,179)       (76,441)         -     (76,441)
taxes taxes
Net (loss) income         (25,179)          -     (25,179)       (76,441)         -     (76,441)
Total assets            1,112,636           -    1,112,636     1,112,636          -   1,112,636


9.   SUBSEQUENT EVENTS

Subsequent to the close of the 3rd quarter, Ocean Rig issued 5 year senior unsecured bonds in two tranches of NOK 630 million and USD 10 million to refinance outstanding debt maturing in the near term and for working capital purposes. A portion of the proceeds have been used to prepay NOK 253.5 million of the 11% and 13% NOK bonds issued in 2000 and maturing in May 2005 (remaining balance approximately NOK 130 million) and to prepay in full the USD 20.5 million short term bridge loan maturing in December 2004 and February 2005.

On October 18, 2004, Ocean Rig granted an extension for BP under the current contract to exercise two additional optional wells until October 31st at the original day rate. BP did not exercise the options on or prior to October 31, 2004.

On November 3, 2004, Ocean Rig decided to offer all holders of outstanding Mandatory Convertible Bonds (MCB) issued in August 2002 and maturing in August 2005, an exchange fee of 1% in return for their acceptance to convert their holdings of such bonds into ordinary shares in Ocean Rig at the agreed Conversion Price in accordance with the loan agreement. The offer is valid to November 18, 2004 at 16.00 hours (CET).

On October 6 and November 1, respectively, Ocean Rig announced that 70 of Ocean Rig's 7% convertible bonds 2004/2007 and 34,727 of its MCB were being converted into 368,421 and 992,200 ordinary shares, respectively, of Ocean Rig.

10. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN NORWAY AND THE UNITED STATES

The financial statements are prepared in accordance with generally accepted accounting principles in Norway ("Norwegian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP").

     (a)  RECONCILIATION OF NET LOSS AND SHAREHOLDERS' EQUITY

     Below is a reconciliation of net loss from Norwegian GAAP to US GAAP:


                       THREE MONTH ENDED SEPTEMBER 30,         NINE MONTH ENDED SEPTEMBER 30,
                       ----------------------------------------------------------------------------
                          USD         USD         USD             USD         USD        USD
                       ---------------------------------       ------------------------------------
                             (AMOUNTS IN THOUSANDS)                 (AMOUNTS IN THOUSANDS)

Net profit (loss) in                    6,935         (25,179)            (215,598)         (76,441)
accordance with Norwegian GAAP   --------------------------------     -------------------------------
US GAAP adjustments:
Share option plan (i):
   Accrued compensation cost                -          (6,419)                    -          (6,964)
   Accrued social security                  -            1,190                    -            1,790
   tax
Write-down of rig value (ii)
                                            -                -              183,673                -
   Yearly difference in               (3,595)          (1,798)              (5,393)          (5,393)
   depreciation on rig due
   to write-down
Amortization/ Troubled Debt             (519)            (283)              (1,557)            (849)
restructuring (iii)             --------------------------------     -------------------------------
Net profit (loss) in                    2,821         (32,488)             (38,875)         (87,858)
 accordance with US GAAP        --------------------------------     -------------------------------



     Below is a reconciliation of equity from Norwegian GAAP to US GAAP:


                                  DECEMBER 31,   SEPTEMBER 30,
                                      2003            2004
                                  ------------------------------
                                       USD            USD
                                  ------------------------------
                                     (AMOUNTS IN
                                      THOUSANDS)

Shareholders equity in                  518,332         454,145
accordance with Norwegian GAAP    ------------------------------
US GAAP adjustments:
Share option plan (i):
   Accrued compensation cost              (517)         (7,481)
   Accrued social security tax              150           1,939
Write-down of rig value (ii)            194,157         194,157
   Accumulated difference in            (7,191)        (12,584)
   depreciation on rig due to
   write-down
Troubled debt restructuring (iii)         1,885           1,036
                                   -----------------------------
Net loss in accordance with US GAAP     706,816         631,212
                                   -----------------------------


     (i)  EMPLOYEE OPTIONS

     Under US GAAP, the option plan is accounted for as variable plan, in accordance with APB No. 25 "Accounting for Stock Issued to Employees" and FIN No. 44, "Accounting for Certain Transactions Involving Stock Compensation". Under variable plan accounting the compensation expense is measured and determined as the difference between the fair value of the underlying stock and the exercise price of the option (the intrinsic value of the options) at each balance sheet date until the option is exercised. The compensation expense is accrued and expensed on a straight line basis as salary expense over the service period. No compensation expense is recorded under Norwegian GAAP, however it requires the Company to accrue for social security tax. The basis for the accrual is the intrinsic value of the options at the balance sheet date multiplied with the social security tax rate. The cost is expensed as salary expenses over the service period. According to U.S. GAAP the social security tax should not be accrued for until the options are exercised.

     (ii) WRITE-DOWN OF RIG VALUE

     Under US GAAP, an asset is tested for impairment based on an undiscounted cash flow. If the carrying amount of the asset is higher than the impairment value, the asset should be written down to fair value, which is based on net estimated discounted future cash flows. Under Norwegian GAAP regarding impairment of long lived assets that became effective January 1, 2003, the impairment test is based net estimated discounted future cash flows (fair value). If the fair value is lower than the carrying amount of the asset the asset is written down to the fair value.

     (iii) TROUBLED DEBT RESTRUCTURING.

     Under US GAAP, if a creditor for economic or legal reasons related to a debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider, a restructuring of debt constitutes a troubled debt restructuring. US GAAP defines a mathematical formula to determine if a creditor has granted a concession. Based on this formula, the exchange of a portion of the USD short-term loan and the Convertible Bonds 2000 into the Mandatory Convertible Bond 2002 qualifies as a troubled debt restructuring. Under Norwegian GAAP, the exchange has been accounted for as an extinguishment of debt, resulting in a net loss of NOK 20.3 million. This net loss is reversed to reconcile to US GAAP. Under US GAAP, the troubled debt restructuring resulted in a gain of NOK 5.5 million (earnings per share; Basic 0.03, Diluted 0.02). These amounts were recorded as a reduction to the loan balance under US GAAP. Under accounting for troubled debt restructuring, subsequent to the exchange, interest expense is recognized using the straight line method, which approximates the effective interest method, to amortize from the carrying value to the undiscounted future cash payments under the Mandatory Convertible Bond 2002. As a result, interest expense for the period from the date of the exchange until December 31, 2002 was NOK 0.6 million less according to US GAAP than under Norwegian GAAP.

     As of September 30, 2004 the reduction in the loan balance has been amortized in the amount of USD 2.9 million. The remaining unamortized portion of the reduction in the loan balance at September 30, 2004 is USD 1.0 million.

     11.  GUARANTOR FINANCIAL INFORMATION

     Presented below is condensed consolidating financial information for: (i) Ocean Rig Norway AS on a separate company basis; (ii) Ocean Rig ASA on a parent company only basis; (iii) the guarantor subsidiaries, Ocean Rig 1 AS, Ocean Rig 2 AS and Ocean Rig Canada Inc, on a combined basis; (iv) other non-guarantor subsidiaries, on a combined basis; (v) elimination entries and (vi) consolidated Ocean Rig ASA and its subsidiaries. Certain assets, liabilities, income and expenses have not been allocated.


                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS


                                  Parent    Subsidiary Non-Guarantor Elimination Consolidated
                        Issuer    Guarantor Guarantors Subsidiaries     entries     Totals
                      ----------- --------- ---------- ------------ ---------- -----------
                                             OR 1 AS     OR AS and              Ocean Rig
                      Ocean Rig    Ocean     and 2      non-guarantor            ASA and
                      Norway AS   Rig ASA       AS      subsidiaries            subsidiarie
                      --------------------------------------------------------------------
                                          (AMOUNTS IN USD THOUSANDS)


OPERATING REVENUES:             -          -    30,950         9,713   (15,716)     24,947

OPERATING EXPENSES:
Salaries and personnel
expenses                        -        314        51         6,172    (1,144)      5,394
Other operating and
administrative expenses         -        127    16,119         4,557   (14,572)      6,232

Depreciation, amortization      -          2     8,325            38     1,615       9,979
Equity in investee losses (11,256)    (6,013)        -             -    17,269           -
                         --------- ---------- --------- ------------- --------- -----------
TOTAL OPERATING EXPENSE   (11,256)    (5,569)   24,495        10,767     3,169      21,606
                         --------- ---------- --------- ------------- --------- -----------
OPERATING INCOME (LOSS)    11,256      5,569     6,454        (1,055)  (18,885)      3,341
                         ========= ========== ========= ============= ========= ===========
Interest income            50,093      1,308    32,352           400   (20,290)     63,861
Interest expense and
other financial
 expenses                 (53,872)    (4,127)  (29,622)         (825)   28,179     (60,268)
                         ========= ========== ========= ============= ========= ===========
NET FINANCIAL INCOME
(LOSS)                    (3,779)     (2,819)    2,730          (425)    7,887       3,593
                         --------- ---------- --------- ------------- --------- -----------
NET INCOME (LOSS)
BEFORE TAXES               7,477       2,750     9,184        (1,480)  (10,998)      6,935
                         ========= ========== ========= ============= ========= ===========
Tax expense                    -           -         -             -         -           -
                         --------- ---------- --------- ------------- --------- -----------
NET INCOME (LOSS)          7,477       2,750     9,184        (1,480)  (10,998)      6,935
                         ========= ========== ========= ============= ========= ===========




                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS


                                  Parent    Subsidiary Non-Guarantor Elimination Consolidated
                        Issuer    Guarantor Guarantors Subsidiaries     entries     Totals
                      ----------- --------- ---------- ------------ ---------- -----------
                                                          OR 2 AS,
                                             OR 1 AS,     OR 4 AS
                                             OR 2 AS    and other               Ocean Rig
                      Ocean Rig    Ocean     and ORC    non-guarantor            ASA and
                      Norway AS   Rig ASA      Inc.     subsidiaries            subsidiarie
                      --------------------------------------------------------------------

                                          (AMOUNTS IN USD THOUSANDS)


OPERATING REVENUES:             0          0    19,835           933     1,426      22,195
                                0          0         0             0         0           0
OPERATING EXPENSES:             0          0         0             0         0           0
Salaries and personnel
expenses                        0        590     4,362         2,069        73       7,095
Other operating and
administrative expenses      (12)        100    13,223         2,422     1,353      17,086

Depreciation,
amortization and asset
impairment write down           0        (3)     9,702          (17)     2,003      11,685
Equity in investee
losses                      6,234     17,612         0             0  (23,846)           0
                         --------- ---------- --------- ------------- --------- -----------
TOTAL OPERATING
EXPENSES                    6,222     18,299    27,286         4,475  (20,417)      35,866
                         --------- ---------- --------- ------------- --------- -----------
OPERATING INCOME (LOSS)   (6,222)   (18,299)   (7,451)       (3,542)    21,843    (13,671)
                         ========= ========== ========= ============= ========= ===========
Interest income and
other financial income        366        371     1,929           (5)         0       2,661
Net exchange gains and
losses                          0          0         0             0         0           0
Interest expense and
other financial
expenses                  (8,106)    (5,249)     (712)         (103)         0    (14,169)
                         ========= ========== ========= ============= ========= ===========
NET FINANCIAL INCOME
(LOSS)                    (7,740)    (4,877)     1,217         (108)         0    (11,508)
                         --------- ---------- --------- ------------- --------- -----------
NET INCOME (LOSS)
BEFORE TAXES             (13,962)   (23,177)   (6,234)       (3,650)    21,843    (25,179)
                         ========= ========== ========= ============= ========= ===========
Tax expense                     0          0         0             0         0          0
                         --------- ---------- --------- ------------- --------- -----------
NET INCOME (LOSS)        (13,962)   (23,177)   (6,234)       (3,650)    21,843    (25,179)
                         ========= ========== ========= ============= ========= ===========




                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

                                            Parent       Subsidiary    Non-Guarantors   Elimination Consolidated
                              Issuer      Guarantor      Guarantors    Subsidiaries     Entries       Totals
                             -----------------------------------------------------------------------------------
                                                                        OR AS and
                             Ocean                       OR 1 AS          other                      Ocean Rig
                             Rig          Ocean Rig      and OR 2      non-guarantor                  ASA and
                             Norway AS       ASA            AS         subsidiaries                 subsidiaries
                             -----------------------------------------------------------------------------------
                                                       (AMOUNTS IN USD THOUSANDS)

OPERATING REVENUES:                  -             -        70,746           27,869     (21,034)         77,580

Operating expenses:
Salaries and personnel               -           949           846           14,493      (3,423)         12,866
expenses
Other operating and
administrative expenses              1           201        23,891           17,690     (17,611)         24,171
Depreciation,                        -             5        26,415              120     188,658         215,199
amortization and asset
impairment write down
Equity in investee             (50,753)      (20,912)            -                -      71,665               -
losses

Total Operating Expenses       (50,752)      (19,756)       51,152           32,303     239,289         252,235
                             -----------------------------------------------------------------------------------
OPERATING INCOME (LOSS)         50,752        19,756        19,594           (4,434)   (260,323)       (174,655)
                             -----------------------------------------------------------------------------------

Interest income                 73,117         3,412        71,910            1,215     (61,686)         87,965
Interest expense and           (98,927)      (13,477)      (40,649)            (830)     24,976        (128,908)
other financial expenses
                             -----------------------------------------------------------------------------------
Net financial income           (25,811)      (10,065)       31,260              384     (36,712)        (40,943)
(loss)
                             -----------------------------------------------------------------------------------
NET INCOME (LOSS)
BEFORE TAXES                    24,942         9,691        50,854           (4,050)   (297,035)       (215,598)
                             -----------------------------------------------------------------------------------

Tax expense                          -             -             -                -           -               -
                             -----------------------------------------------------------------------------------

NET INCOME (LOSS)               24,942         9,691        50,854           (4,050)   (297,035)       (215,598)
                             -----------------------------------------------------------------------------------

                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

                                            Parent       Subsidiary    Non-Guarantors   Elimination Consolidated
                              Issuer      Guarantor      Guarantors    Subsidiaries     Entries       Totals
                             -----------------------------------------------------------------------------------
                                                                        OR AS and
                             Ocean                       OR 1 AS          other                      Ocean Rig
                             Rig          Ocean Rig      and OR 2      non-guarantor                  ASA and
                             Norway AS       ASA            AS         subsidiaries                 subsidiaries
                             -----------------------------------------------------------------------------------
                                                       (AMOUNTS IN USD THOUSANDS)

OPERATING REVENUES:                      0             0        79,117         8,277     (28,200)         59,195

Operating expenses:
Salaries and personnel                   0         1,003        33,103        12,147     (28,200)         18,053
expenses
Other operating and
administrative
expenses                                 0           (31)       21,900         7,925           0          29,794

Depreciation,amortization                0             1        44,659            39       5,326          50,025
and asset
impairment write down
Equity in investee losses           22,700        58,367                                 (81,067)              0
                                  ------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES            22,700        59,339        99,662        20,111    (103,941)         97,872
                                  ------------------------------------------------------------------------------

OPERATING INCOME (LOSS)            (22,700)      (59,339)      (20,545)      (11,834)     75,741         (38,677)
                                  ------------------------------------------------------------------------------

Interest income and other              366           414         1,953            (1)          0           2,733
financial income
Net exchange gains and
losses                                   0             0             0             0           0               0
Interest expense and other         (24,074)      (12,190)       (4,109)         (125)          0         (40,497)
financial expenses
NET FINANCIAL INCOME (LOSS)        (23,708)      (11,776)       (2,156)         (125)          0         (37,764)
                                  ------------------------------------------------------------------------------
NET INCOME (LOSS) BEFORE           (46,408)      (71,115)      (22,700)      (11,959)     75,741         (76,441)
TAXES
                                  ------------------------------------------------------------------------------
Tax expense                              0             0             0                                         0
                                  ------------------------------------------------------------------------------
NET INCOME (LOSS)                  (46,408)      (71,115)      (22,700)      (11,959)     75,741         (76,441)
                                  ------------------------------------------------------------------------------



                                  OCEAN RIG ASA
                      CONDENSED CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2003

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS


                                                  PARENT        SUBSIDIARY    NON-GUARANTORS     ELIMINATION      CONSOLIDATED
                                      ISSUER     GUARANTOR      GUARANTORS     SUBSIDIARIES        ENTRIES           TOTALS
                                      ------------------------------------------------------------------------------------------

                                                                               OR AS, OTHER
                                     OCEAN RIG                 OR 1 AS AND    NON-GUARANTOR                       OCEAN RIG ASA
                                     NORWAY AS OCEAN RIG ASA     OR 2 AS       SUBSIDIARIES                      AND SUBSIDIARIES
                                      ------------------------------------------------------------------------------------------
                                                                      (AMOUNTS IN USD THOUSANDS)
ASSETS
Machinery and equipment                      -     16,803         874,342              129         202,456          1,093,730

Long term receivables and
 other assets                            5,776      2,633             936              980               -             10,325
Intercompany loan receivable           880,146      5,978          75,508            7,715        (969,347)                 0
Investment in subsidiaries             (56,522)   436,276               -                -        (379,754)                 -
                                      ------------------------------------------------------------------------------------------
     TOTAL NON-CURRENT ASSETS          829,400    461,690         950,786            8,824      (1,146,645)         1,104,055
                                      ------------------------------------------------------------------------------------------

Intercompany receivable                      -          -               -                -               -                  -
Other current assets                         0        337          10,716            3,039               -             14,092
Restricted cash                              -        158           4,438              493               -              5,089
Cash and cash equivalents                   55      7,977           5,643            3,130               -             16,805
                                      ------------------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                   55      8,472          20,797            6,662               -             35,986
                                      ------------------------------------------------------------------------------------------

          TOTAL ASSETS                 829,455    470,162         971,583           15,486      (1,146,645)         1,140,041
                                      ------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS EQUITY

Share capital                          404,442     95,903          75,528              158        (480,128)            95,903
Other equity                            40,759    219,839        (132,056)         (10,486)        304,372            422,429
                                      ------------------------------------------------------------------------------------------
     Total shareholders' equity        445,201    315,742         (56,527)         (10,328)       (175,756)           518,322
                                      ------------------------------------------------------------------------------------------
Pension liabilities                          -          -               -                -               -                  -
Intercompany loan payable               31,657      4,604         916,380           18,221        (970,862)                 0
Convertible loans                            -    139,623               -                -               -             139,623
Long-term debt                         350,000          -          99,295                9              (9)            449,294
Investment in subsidiaries                   -          -               -                -               -                  -
                                      ------------------------------------------------------------------------------------------
     TOTAL LONG-TERM LIABILITIES       381,657    144,227       1,015,675           18,230        (970,872)            588,918
                                      ------------------------------------------------------------------------------------------
Accounts payable                             2        229           5,246            1,161             (18)              6,621
Intercompany payable                         -          -               -                -               -                  -
Short term loan                              -      4,000               -                -               -               4,000
Other current liabilities                2,595      5,964           7,190            6,422               -              22,171
                                      ------------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES          2,597      10,192          12,436            7,583             (18)             32,791
                                      ------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND
       SHAREHOLDER'S EQUITY             829,455   470,161         971,583           15,486      (1,146,645)          1,140,041
                                      ------------------------------------------------------------------------------------------




                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS


                                  Parent    Subsidiary Non-Guarantor Elimination Consolidated
                        Issuer    Guarantor Guarantors Subsidiaries     entries     Totals
                      ----------- --------- ---------- ------------ ---------- -----------
                                             OR 1 AS     OR AS, and             Ocean Rig
                      Ocean Rig    Ocean     and OR 2   non-guarantor            ASA and
                      Norway AS   Rig ASA       AS      subsidiaries            subsidiarie
                      --------------------------------------------------------------------

                                        (AMOUNTS IN USD THOUSANDS)

ASSETS
Machinery and equipment                    0    16,489    848,714         85    197,440  1,062,728
Long term receivables and other        4,816     1,943      1,343        979          0      9,082
assets
Intercompany loan receivable         879,329    32,169    315,342     14,138  (1,240,978)        0
Investment in subsidiaries          (78,778)   379,572          0          0  (300,794)          0
                                   ---------- --------- ---------- ---------- ---------- ----------
   TOTAL NON-CURRENT ASSETS          805,368   430,173  1,165,399     15,202  (1,344,332)1,071,810
                                   ---------- --------- ---------- ---------- ---------- ----------
Intercompany receivable                    0         0          0          0          0          0
Other current assets                       1       543     16,881      1,234          0     18,659
Restricted cash                            0       558      4,170        196          0      4,924
Cash and cash equivalents                  8     4,048     13,002        185          0     17,243
                                   ---------- --------- ---------- ---------- ---------- ----------
   Total current assets                   10     5,149     34,052      1,615          0     40,826
                                   ---------- --------- ---------- ---------- ---------- ----------
        TOTAL ASSETS                 805,378   435,323  1,199,452     16,817  (1,344,332)1,112,636
                                   ---------- --------- ---------- ---------- ---------- ----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Share capital                        404,442    98,038     75,528        108  (480,080)     98,036
Other equity                         (5,204)   158,279  (154,306)   (22,590)    379,930    356,108
                                   ---------- --------- ---------- ---------- ---------- ----------
        TOTAL SHAREHOLDERS'          399,238   256,317   (78,778)   (22,482)  (100,150)    454,145
        EQUITY
                                   ---------- --------- ---------- ---------- ---------- ----------
Pension liabilities                        0         0          0          0          0          0
Intercompany loan payable             47,715     7,162  1,156,763     32,353  (1,243,993)        0
Convertible loans                          0   146,188          0          0          0    146,188
Long-term debt                       350,000         0     99,295          0          0    449,295

   TOTAL CURRENT LIABILITIES         397,715   153,351  1,256,058     32,353  (1,243,993)  595,483
                                   ---------- --------- ---------- ---------- ---------- ----------
Accounts payable                           0       202      6,705        659          0      7,566
Intercompany payable                       0         0          0          0          0          0
Short-term loan                            0    24,499          0          0          0     24,499
Other current liabilities              8,425       954     15,466      6,287      (190)     30,943
                                   ---------- --------- ---------- ---------- ---------- ----------
   TOTAL CURRENT LIABILITIES           8,425    25,655     22,171      6,946      (190)     63,008
                                   ---------- --------- ---------- ---------- ---------- ----------
TOTAL LIABILITIES AND                805,378   435,323  1,199,452     16,816  (1,344,333)1,112,636
SHAREHOLDERS' EQUITY
                                   ---------- --------- ---------- ---------- ---------- ----------



                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS


                                  Parent    Subsidiary Non-Guarantor Elimination Consolidated
                        Issuer    Guarantor Guarantors Subsidiaries     entries     Totals
                      ----------- --------- ---------- ------------ ---------- -----------
                                             OR 1 AS     OR AS, and             Ocean Rig
                      Ocean Rig    Ocean     and OR 2   non-guarantor            ASA and
                      Norway AS   Rig ASA       AS      subsidiaries            subsidiarie
                      --------------------------------------------------------------------
                                        (AMOUNTS IN USD THOUSANDS)

CASH FLOW FROM OPERATIONS:
Net income (loss)                  7,477      2,750      9,184     (1,480)  (10,998)      6,935

Adjustments to reconcile net
income to net cash (used in)
provided by operating activities:

Equity in investee losses        (11,256)    (6,013)         -          -    17,269           -
Depreciation and amortization        311      1,484      8,748         39     1,687      12,270
Sale of assets                         -          -          -         92         -          92
Net unrealized foreign exchange          )
loss                             (11,582       (824)     5,822       (123)   (7,959)    (14,667)
Change in operating assets
  and liabilities:
Other current assets                   -      4,869    (16,278)     9,536         -      (1,873)
Accounts payable                       -       (424)     7,731       (253)        -       7,054
Other liabilities                  5,830        912        127     (9,117)        -      (2,248)

NET CASH FLOW (USED IN)
PROVIDED BY OPERATING ACTIVITIES  (9,221)     2,755     15,334     (1,305)        0       7,563

CASH FLOW FROM INVESTMENTS:
Payments on building contracts         -          -      4,320          1         -       4,321
Change in restricted cash              -        101     (5,918)       167         -      (5,651)
Purchase of machinery and
equipment                              -     (4,780)    (1,942)         -         -      (6,721)
Net change in long-term
 receivable and intercompany
 balances                          9,220      7,612    (15,288)      (979)        -         565

NET CASH FLOW USED IN
INVESTMENT ACTIVITIES              9,220      2,933    (18,828)      (811)        -      (7,486)

CASH FLOW FROM FINANCING:
Net proceeds from the issuance
 of shares                             -         25          -          -         -          25
Net proceeds from the issuance
 of equity or notes/loans              -     (4,987)         -          -         -      (4,987)

NET CASH FLOW PROVIDED BY
 FINANCING ACTIVITIES                  -     (4,962)         -          -         -      (4,962)

EFFECT OF EXCHANGE RATE CHANGES
 ON CASH                               1        (38)       353        106        (0)        422

NET INCREASE (DECREASE) IN CASH        0        688     (3,141)    (2,010)        0      (4,463)

CASH AT THE BEGINNING OF THE
 PERIOD                               45      3,248     11,049      3,178        (0)     17,519
CASH AT THE END OF THE PERIOD         45      3,936      7,908      1,167         0      13,056



                                       26


                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS


                                  Parent    Subsidiary Non-Guarantor Elimination Consolidated
                        Issuer    Guarantor Guarantors Subsidiaries     entries     Totals
                      ----------- --------- ---------- ------------ ---------- -----------
                                                       OR 3 AS, OR 4
                                             OR 1 AS,    OR AS, and             Ocean Rig
                      Ocean Rig    Ocean     OR 2 AS    non-guarantor            ASA and
                      Norway AS   Rig ASA  and ORC Inc. subsidiaries            subsidiaries
                      ---------------------------------------------------------------------

                                           (AMOUNTS IN USD THOUSANDS)

CASH FLOW FROM OPERATIONS:       (13,962)     (23,177)     (6,234)      (3,649)     21,843      (25,179)
Net income (loss)
Adjustments to reconcile               0            0           0            0           0            0
 net income to net cash
 (used in) provided by
 operating activities:
Equity in investee losses          6,234       17,612           0            0     (23,846)           0
 Depreciation and amortization       329        2,108      24,050          (17)      2,003       28,473
Sale of assets                         0            0           0            0           0            0
 Net unrealized foreign
   exchange loss                       0       (6,464)       (407)        (180)          0       (7,051)
Change in operating assets
 and liabilities:
 Other current assets                             (95)       (463)       2,067           0        1,531
 Accounts payable                    (12)          93      (3,064)         342           0        2,641
 Other liabilities                 5,793      (49,410)    (64,940)     (24,414)          0     (132,971)
                                  --------------------------------------------------------------------------
NET CASH FLOW (USED IN)           (1,596)     (11,367)     24,923          743           0       12,704
 PROVIDED BY OPERATING
 ACTIVITIES                       --------------------------------------------------------------------------

CASH NOW FROM INVESTMENTS:             0         (391)     (1,339)          (6)          0       (1,736)
Change in restricted cash
Purchases of machinery and             0          148     (17,601)         (20)          0      (17,473)
 equipment
Purchases of business, net
 of cash acquired                      0            0           0            0           0            0
Sales of fixed assets                  0            0           0            0           0            0
Investments in subsidiaries            0            0           0            0           0            0
Net change in long-term            1,594       (1,181)      4,012       (1,082)          0        3,343
 receivable and intercompany
 balances
                                  --------------------------------------------------------------------------
NET CASH FLOW USED IN              1,594       (1,424)    (14,928)      (1,108)          0      (15,866)
INVESTMENT ACTIVITIES             --------------------------------------------------------------------------
CASH FLOW FROM FINANCING:              0         (160)          0            0           0         (160)

Net proceeds from the
 issuance of shares
Net proceeds from issuance             0       (1,115)         (0)           0           0       (1,115)
 of equity or notes/loans
                                  --------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY              0       (1,275)         (0)           0           0       (1,275)
FINANCING ACTIVITIES
                                  --------------------------------------------------------------------------
Effect of exchange rate
 changes on cash                       2           39         279           (3)         (0)         316
                                  --------------------------------------------------------------------------
NET INCREASE (DECREASE) IN
 CASH                                  0      (14,027)     10,273         (367)          0       (4,121)
                                  --------------------------------------------------------------------------
CASH AT THE BEGINNING OF               8       18,074       2,729          553           0       21,365
 THE PERIOD
CASH AT THE END OF THE                 8        4,048      13,002          185           0       17,243
 PERIOD
                                  --------------------------------------------------------------------------



                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS


                                  Parent    Subsidiary Non-Guarantor Elimination Consolidated
                        Issuer    Guarantor Guarantors Subsidiaries     entries     Totals
                      ----------- --------- ---------- ------------ ---------- -----------
                                             OR 1 AS     OR AS, and             Ocean Rig
                      Ocean Rig    Ocean     and OR 2   non-guarantor            ASA and
                      Norway AS   Rig ASA       AS      subsidiaries            subsidiarie
                      --------------------------------------------------------------------
                                        (AMOUNTS IN USD THOUSANDS)


 CASH FLOW FROM OPERATIONS:
 Net income (loss)               24,942        9,691       50,854      (4,050)    (297,035)   (215,598)

 Adjustments to reconcile net
 income to net cash (used in)
 provided by operating
  activities:

 Equity in investee losses      (50,753)     (20,912)           -           -       71,665           -

 Depreciation and
 amortization                       914        4,950       26,391         119      184,071     216,446

 Sale of assets                       -            -            -          92            -           -

 Net unrealized foreign
 exchange loss                    3,171           78       34,920                   41,209       9,722

 Change in operating
 assets and liabilities:              -            -            -           -            -           -

 Other current assets                 -          635       (3,607)      1,095            -      (1,877)

 Accounts payable                     -         (659)       4,373         257            -       3,972

 Other liabilities                6,669       (3,326)      (5,722)       (258)           0      (2,637)
                              ------------ ------------ ----------- ------------ ----------- -------------
 NET CASH FLOW (USED IN)
 PROVIDED BY OPERATING
 ACTIVITIES                     (15,057)      (9,543)      37,369      (2,650)           0      10,120
                              ------------ ------------ ----------- ------------ ----------- -------------
 CASH NOW FROM INVESTMENTS:

 Payments on building
 contracts                            -           (0)         137           0            -         137

 Change in restricted cash            -           39       (5,408)        509            -      (4,860)

 Purchases of machinery
 and equipment                        -       (4,780)      (1,926)         (0)           -      (6,706)

 Net change in long-term
 receivable and
 intercompany balances           15,087       11,787      (27,721)      1,300           (0)        453
                              ------------ ------------ ----------- ------------ ----------- -------------
 NET CASH FLOW USED IN
 INVESTMENT ACTIVITIES           15,087        7,046      (34,918)     (1,809)          (0)    (10,976)
                              ------------ ------------ ----------- ------------ ----------- -------------

 CASH FLOW FROM FINANCING:

 Net proceeds from the
 issuance of shares                   -        4,541            -           -            -       4,541

 Net proceeds from
 issuance of equity or
 notes/loans                          -       (9,303)           -           -            -      (9,303)
                              ------------ ------------ ----------- ------------ ----------- -------------
 NET CASH FLOW PROVIDED BY
 FINANCING ACTIVITIES                 -       (4,762)           -           -            -      (4,762)
                              ------------ ------------ ----------- ------------ ----------- -------------

 EFFECT OF EXCHANGE RATE
 CHANGES ON CASH                     (1)        (748)        (151)       (142)          (0)     (1,043)
                              ------------ ------------ ----------- ------------ ----------- -------------
 NET INCREASE (DECREASE)
 IN CASH                             30       (8,007)       2,300        (984)           0      (6,660)
                              ------------ ------------ ----------- ------------ ----------- -------------
 CASH AT THE BEGINNING OF
 THE PERIOD                          15       11,943        5,607       2,151            -      19,717
                              ------------ ------------ ----------- ------------ ----------- -------------
 CASH AT THE END OF THE
 PERIOD                              45        3,936        7,908       1,167            0      13,056
                             ------------ ------------ ----------- ------------ ----------- -------------




                                  OCEAN RIG ASA
                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS


                                  Parent    Subsidiary Non-Guarantor Elimination Consolidated
                        Issuer    Guarantor Guarantors Subsidiaries     entries     Totals
                      ----------- --------- ---------- ------------ ---------- -----------
                                             OR 1 AS     OR AS, and             Ocean Rig
                      Ocean Rig    Ocean     and OR 2   non-guarantor            ASA and
                      Norway AS   Rig ASA       AS      subsidiaries            subsidiarie
                      --------------------------------------------------------------------
                                        (AMOUNTS IN USD THOUSANDS)

 CASH FLOW FROM OPERATIONS:
 Net income (loss)              (46,408)     (71,115)     (22,700)    (11,959)      75,741     (76,441)
 Adjustments to reconcile
 net income to net cash
 (used in) provided by
 operating activities:

 Equity in investee losses       22,700       58,367            0           0      (81,067)          0

 Depreciation and
 amortization                       960        4,590       44,828          39        5,326      55,743

 Sale of assets                       0            0            0                                    0

 Net unrealized foreign
 exchange loss                                (3,206)         320        (180)                  (3,066)

 Change in operating
 assets and liabilities:                                                                             0

 Other current assets                (1)        (206)      (6,165)      1,805            0      (4,567)

 Accounts payable                    (2)         (27)       1,459        (502)           0         928

 Other liabilities                5,830       (5,010)      (8,277)       (135)           0       8,962
                             ------------ ------------ ----------- ------------ ----------- -------------
 NET CASH FLOW (USED IN)
 PROVIDED BY OPERATING
 ACTIVITIES                     (16,921)     (16,607)      26,019     (10,935)           0     (18,442)
                             ------------ ------------ ----------- ------------ ----------- -------------

 CASH NOW FROM INVESTMENTS:

 Change in restricted cash            0         (400)         268         297            0         165

 Purchases of machinery
 and equipment                        0                   (18,901)        (20)           0     (18,921)

 Purchases of business,
 net of cash acquired                 0                         0           0            0           0

 Sale of fixed assets                 0                         0           0            0           0

 Investments in
 subsidiaries                                                   0           0                        0

 Net change in long-term
 receivable and
 intercompany balances           16,874      (21,214)         (27)      7,710            0       3,343
                             ------------ ------------ ----------- ------------ ----------- -------------

 NET CASH FLOW USED IN
 INVESTMENT ACTIVITIES           16,874      (21,614)     (18,660)      7,987            0     (15,413)
                             ------------ ------------ ----------- ------------ ----------- -------------

 CASH FLOW FROM FINANCING:

 Net proceeds from the
 issuance of shares                   0            0           (0)          0            0           0

 Net proceeds from
 issuance of equity or
 notes/loans                          0       34,348           (0)          0            0      34,348
                             ------------ ------------ ----------- ------------ ----------- -------------

 NET CASH FLOW PROVIDED BY
 FINANCING ACTIVITIES                 0       34,348           (0)          0            0      34,348
                             ------------ ------------ ----------- ------------ ----------- -------------

 Effect of exchange rate
 changes on cash                      0          (56)           0           0           (0)        (55)
                             ------------ ------------ ----------- ------------ ----------- -------------

 NET INCREASE (DECREASE)
 IN CASH                            (47)      (3,929)       7,359      (2,945)           0         438
                             ------------ ------------ ----------- ------------ ----------- -------------

 CASH AT THE BEGINNING OF
 THE PERIOD                          55        7,977        5,643       3,130                   16,805

 CASH AT THE END OF THE
 PERIOD                               8        4,048       13,002         185                   17,243
                             ------------ ------------ ----------- ------------ ----------- -------------


                         OCEAN RIG ASA AND SUBSIDIARIES

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CONTAINED IN THE CONSOLIDATED FINANCIAL STATEMENTS OF OCEAN RIG ASA AND THE NOTES THERETO, INCLUDED ELSEWHERE HEREIN. THE FOLLOWING INFORMATION CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE CAUTIONARY DISCUSSION RELATED TO FORWARD-LOOKING STATEMENTS FOUND IN THE SECTION ENTITLED "FORWARD-LOOKING STATEMENTS". ALL ENTITIES IN THE GROUP EXCEPT FOR OCEAN RIG ASA HAVE CHANGED THEIR FUNCTIONAL CURRENCY FROM NOK TO USD AS OF JANUARY 1ST, 2004. OCEAN RIG ASA STILL HAS NOK AS ITS FUNCTIONAL CURRENCY. THE ENTIRE OCEAN RIG GROUP HAS CHANGED ITS REPORTING CURRENCY FROM NOK TO USD WITH EFFECT FROM JANUARY 1ST, 2004. ACCORDINGLY, THE ACCOUNTS ARE REPORTED IN USD AND ALL FIGURES IN THIS REPORT ARE STATED IN USD UNLESS OTHERWISE SPECIFIED. FIGURES RELATING TO PREVIOUS PERIODS HAVE BEEN CONVERTED TO USD FOR COMPARISON PURPOSES USING THE EXCHANGE RATE AT THE BALANCE SHEET DATE FOR ASSETS AND LIABILITIES. REVENUES AND EXPENSES HAVE BEEN CONVERTED FROM NOK TO USD ON A QUARTERLY BASIS APPLYING THE AVERAGE EXCHANGE RATE FOR THE QUARTER (SEE NOTE 1 TO THE CONSOLIDATED FINANCIAL ACCOUNTS FOR EXCHANGE RATE USED). THE BACKGROUND FOR THE CHANGE IN FUNCTIONAL CURRENCY IS THAT THE COMPANY'S MATERIAL ASSETS ARE VALUED AND FINANCED IN USD AND THAT ALL OF THE REVENUES AND A SIGNIFICANTLY INCREASED PROPORTION OF THE EXPENSES ARE DENOMINATED IN USD.

GENERAL OVERVIEW

Ocean Rig operated as a development-stage company since its inception in September 1996 until December 31, 2001, devoting substantially all of its efforts to the construction of its fleet of four rigs: (1) designing, engineering and contracting with a baredeck construction yard in Dalian, China, an outfitting yard in Mississippi, an outfitting yard in Halifax, Nova Scotia and various equipment suppliers for the rigs, (2) overseeing construction of the rigs, (3) raising capital and (4) marketing the rigs. In 2002, the Company had, for the first time, operating revenues from operations of the Company's first two rigs, Rig No. 1 (Leiv Eiriksson) and Rig No. 2 (Eirik Raude). Rig No. 1 commenced operations offshore Angola on February 7, 2002 under a drilling contract with ExxonMobil, and Rig No. 2 began operations on November 1, 2002 for EnCana Corporation offshore the East Coast of Canada. The Company sold its remaining two baredecks, Rig No. 3 and Rig No. 4, to Noble Drilling in March 2002.

To date, the Company's capital raising efforts have consisted of the following:

     o    private placements of shares in October and November 1996;
     o    public offering of shares in Norway in January 1997;
     o global offering of shares (including a public offering in Norway) in October 1997;
     o issuance of 10 1/4% notes due 2008 together with the incurrence of loans in May 1998;
     o    private placement and subsequent share issue in September/October
          1999;
     o    private placement of shares in June 2000;
     o    issuance in May/June 2000 of 13% subordinated convertible bonds due
          2005;
     o    issuance in October 2000 of 11% subordinated convertible bonds due
          2005;
     o    private placement and subsequent share issue in April/May 2001;
     o    incurrence of floating rate loans in June 2001;
     o issuance of zero coupon subordinated convertible bonds in November/December 2001;
     o    incurrence of short term revolving loan in February 2002;

     o    private placement and subsequent share issue in April 2002;
     o incurrence of take-out loan facility in June 2002 to refinance June 2001 floating rate loans;
     o private placement and subsequent issue of shares and warrants and incurrence of short-term loan in May/June 2002;
     o incurrence of a mandatory convertible loan and independent subscription rights in August 2002;
     o private placement and subsequent issue of shares in December 2002 and January 2003;
     o    issuance of short term bonds in August 2003;
     o    private placement and subsequent share issue in November 2003;
     o    incurrence of a convertible bond loan and a bridge loan in May 2004;
     o    issuance in October 2004 of 11% unsecured callable bonds due 2009; and
     o    financial income on such funds.

As of December 31, 2003 the Company had accumulated losses of USD 345.1 million.

Presented below is the Company's EBITDA, which is defined as operating income prior to deductions for net financial items, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations, as defined by Norwegian GAAP, and should not be considered an alternative to net income, as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity. The EBITDA figures should only be used as information relating to the Company's rig operating activities and should be read in conjunction with comparable GAAP financial information of the Company located in the Financial Statements and the notes thereto.


                                         ----------------------------------------------------------
                                             THREE MONTHS ENDED           NINE MONTHS ENDED
                                         SEPTEMBER 30,  SEPTEMBER 30, SEPTEMBER 30,  SEPTEMBER 30,
                                              2004          2004          2004           2004
                                                         (AMOUNTS IN USD THOUSANDS)
EBITDA                                         13,321        (1,986)      40,543        11,348
Depreciation and amortization                  (9,979)      (11,685)     (31,526)      (35,738)
Write down and exploration expenses                 -             -     (183,673)      (14,287)
Net financial income/ (loss)                    3,593       (11,508)     (40,943)      (37,764)
Taxes                                               -             -            -             -
                                         ------------------------------------------------------
Net income/ (loss)                              6,935       (25,179)    (215,598)      (76,441)
                                         ------------------------------------------------------




RESULTS OF OPERATIONS

     The accounts for the 3rd quarter 2004 are not directly comparable to the 3rd quarter 2003 due to different recording of the operation of Erik Raude. After the completion of the Weymouth well on May 11th, 2004, the rig ended its contract with the joint venture between Ocean Rig and EnCana Corporation Ltd, which had been established to manage the operation of the rig in Canadian waters. From the same time, full revenues and expenses related to the drilling operation, and not only the bareboat charter, have been recorded in the Company's books(1).

--------------

     If no changes had been made in recording the operation of Eirik Raude and the company had continued to recognise the bareboat charter only, proforma "Revenues" and "Personnel Expenses and Other Operating Expenses" would have been reduced by $ 4.3 million and $ 6.9 million respectively.

     In the following paragraphs, figures for 3rd quarter 2003 are indicated in parentheses.

     In the 3rd quarter operating revenues were $ 22.2 million ($ 25 million). Operating revenues were affected by the off-hire period for Leiv Eiriksson and the mobilization of Eirik Raude from Cuba to West of Shetland and Norway.

     Personnel and other operating expenses for the 3rd quarter amounted to $
24.2 million ($11.6 million). In addition to what is explained in footnote 1 below, the increase in cost is mainly due to non recurring items, including a) relocation of our shore based support operation from Canada to Norway and closing down of the partnership with EnCana as well as various costs associated with rig transit and off hire which are normally recharged to clients when on contract, totalling $ 2.1 million, b) accrual for social tax on the Company's option program totalling $ 1.3 million resulting from the increase in stock price and c) an accounting adjustment amounting to $ 2.3 million which resulted in an equal understatement of operational cost and revenue in the 2nd quarter (with no effect on operating result) and a corresponding overstatement in the 3rd quarter.

     Operating results for the 3rd quarter were $ -13.7 million ($ 3.3 million).

     The net foreign-exchange result in the 3rd quarter was $ 3.1 million ($17.0 million). In 2003 the Company's functional currency was NOK and consequently the USD denominated debt was affected by the currency fluctuation between NOK and USD.

     Net other financial expenses for the 3rd quarter of 2004 comprised $ 14.2 million ($13.5 million), of which $ 2.5 million were non-cash items related to amortization of debt issuance cost. Non-cash items for the first nine months of 2004 amounted to $ 5.7 million.

     The net result for the 3rd quarter amounted to $ -25.2 million ($ 6.9 million), corresponding to diluted earnings of $ -0.39 per share ($ 0.09 per share). For the first nine months of 2004, the net result was $ -76.4 million ($ -215.5 million) corresponding to a diluted earnings of $ 1,18 per share ($ -4.09 per share).

     At the end of the quarter, cash and cash equivalents (including restricted cash in retention for servicing of bank debt) amounted to $ 22.2 million ($ 19.1 million).

LIQUIDITY AND CAPITAL RESOURCES

     Since the commencement of its operations, Ocean Rig has financed its operations primarily through the placement of debt and equity securities, the incurrence of indebtedness and financial income generated from cash and cash equivalents. As of September 30, 2004, the Company had received total proceeds of approximately USD 1,428 million from such placements.

     ISSUANCE OF DEBT

     No debt was issued in 3rd quarter 2004. Subsequent to September 30, 2004, the Company issued 5 year unsecured callable bonds. Details are set out in footnote 9 to the financial accounts.

     The Company's outstanding debt obligations as of September 30, 2004 are summarized below.

      OUTSTANDING DEBT OBLIGATIONS AND COMMITMENTS AS OF SEPTEMBER 30, 2004

            FACILITY              PRINCIPAL AMOUNT OUTSTANDING          MATURITY DATE
--------------------------------- ------------------------------------- -------------------------
1998 Senior Secured Notes         $225 million                          June 1, 2008
1998 Floating-Rate Senior         $125 million                          June 1, 2008
Secured Loans
2002 Floating Rate Senior         $99.3 million                         February 28, 2008
Secured Loans
Zero Coupon Mandatory             NOK  514.0 million ($76.5 million)    August 22, 2005
Convertible Bond
13% convertible bond 2000/ 2005   NOK 134 million ($19.9 million)       May 25, 2005
11% convertible bond 2000/ 2005   NOK 259 million ($38.5 million)       May 25, 2005
Short term senior unsecured       $ 20.5 million                        February 26, 2005
bridge loan
7% convertible bond 2004/ 2007    NOK 104.9 million ($ 15.6 million)    June 22, 2007
--------------------------------- ------------------------------------- -------------------------


     Certain of these debt facilities contain restrictive covenants and provide for possible acceleration of the principal amount due in an event of default, including failure to make interest payments when due.

ISSUANCE OF SHARES

     The number of shares has increased through a conversion of 35,990 Mandatory Convertible Bonds to 1,028,284 new shares. As a result, the number of outstanding ordinary shares has increased from 64,765,813 by the end of the previous quarter to 65,794,097 by the end of the 3rd quarter.

OFF-BALANCE SHEET ARRANGEMENTS

None.


OUTLOOK

     The deep and ultra deep water market has continued to improve substantially with new contracts awarded for high specification units.

     Increasing activity in exploration drilling and new development programs will most likely continue to strengthen the market for high specification drilling units.

MARKETING

     The market place has been dynamic during the 3rd quarter 2004, with a significant number of fixtures in the Gulf of Mexico, North Sea and offshore West Africa. Opportunities are also developing in 2005 for longer term fixtures on development drilling projects. It is also anticipated that exploration budgets will continue to improve, as oil companies need to replace declining reserves and increase production to meet growing oil demand.

     New enquiries are being received for work both offshore West Africa and in the Far East, with start up times one year or more ahead. The combination of these factors, is creating a tighter supply side, an improvement in the contract terms and a general increase in the levels of day rates.

FORWARD-LOOKING STATEMENTS

     In addition to the historical information contained herein, this document contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company's current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among others, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company's failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company's significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements, remedy defaults or ensure that no further defaults occur; (iv) the incurrence of significant cost overruns in the operation of any of the Company's rigs; (v) failure of the Company to secure ongoing contracts for its two rigs; (vi) the Company's inability to meet any future capital requirements; (vii) the Company's inability to respond to technological changes; (viii) the impact of changed conditions in the oil and gas industry; (ix) the occurrence of any accidents involving the Company or its assets; (x) changes in governmental regulations, particularly with respect to environmental matters; (xi) increased competition or the entry of new competitors into the Company's markets; and (xii) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company's filings with the Securities and Exchange Commission in the United States.

                                   SIGNATURES


     This report has been signed below by the following persons on behalf of Ocean Rig ASA in the capacities and on the dates indicated.

     SIGNATURES                           TITLE             DATE

/s/ KAI SOLBERG-HANSEN
--------------------------------
Kai Solberg-Hansen                   CEO                    November 15th, 2004


/s/ ERLING MEINICH-BACHE
--------------------------------
Erling Meinich-Bache                 V.P., Accounting       November 15th, 2004